DREYFUS SHORT-INTERMEDIATE GOVERNMENT FUND
Statement of Investments
February 28, 2005

Bonds and Notes - 98.7%	Prinicipal Amount ($)		Value ($)
U.S. Government - 70.1%			
U.S. Treasury Inflation Protected Securities:			
.875%, 4/15/2010	9,353,198	a	9,193,443
3.5%, 1/15/2011	10,142,584	a	11,405,672
3.375%, 1/15/2007	15,574,595	a	16,363,313
U.S. Treasury Note:			
1.5%, 3/31/2006	5,000,000		4,906,055
1.625%, 2/28/2006	34,500,000		33,959,592
1.625%, 3/31/2005	23,020,000		23,009,227
1.625%, 4/30/2005	20,445,000	c	20,414,537
3%, 12/31/2006	77,725,000		76,983,503
4.25%, 8/15/2013	20,460,000		20,372,104
			216,607,446
U.S. Government Agencies - 6.5%			
Federal Home Loan Banks,			
Bonds, Ser. 322, 3.25%, 8/15/2005	20,000,000		**20,028,200**
U.S. Government Agencies/Mortgage-Backed - 22.1%			
Federal Home Loan Mortgage Corp.:			
4%, 1/1/2010-4/1/2010	22,660,540		22,616,633
Gtd. Multiclass Mortgage Participation Cfts., REMIC,			
Ser. 2612, Cl. LJ, 4%, 7/15/2022	2,662,998		2,662,424
Structured Pass Through Securities,			
Ser. H005, Cl. A2, 2.55%, 8/15/2007	6,242,472	b	6,204,359
Ser. T-7, Cl. A6, 7.03%, 8/25/2028	1,665,558		1,683,912
Ser. T-22, Cl. A6, 7.05%, 11/25/2029	2,900,103		2,920,712
Federal National Mortgage Association:			
5%, 2/1/2018-5/1/2018	6,871,237		6,929,458
6.%, 10/1/2013	3,705,296		3,869,700
REMIC Trust, Gtd. Pass-Through Ctfs.,			
Ser. 2003-54, Cl. PB, 4%, 9/25/2017	2,746,882		2,749,139
Whole Loan:			
Ser. 2001-W1, Cl. AF6, 6.402%, 7/25/2031	2,460,712		2,465,610
Ser. 2001-W2, Cl. AF6, 6.089%, 10/25/2031	5,249,182		5,333,851
Government National Mortgage Association I,			
6%, 12/15/2033-8/15/2034	5,657,025		5,846,682
Small Business Administration,			
Pass-Through Participation Ctfs.,			
Ser. 1997-20G, Cl. 1, 6.85%, 7/1/2017	4,698,333		4,979,632
			68,262,112
Total Bonds and Notes			
(cost $308,387,320)			**304,897,758**
Total Investment (cost $308,387,320)	**98.7%**		**304,897,758**
Cash and Receivables	**1.3%**		**3,956,086**
Net Assets	**100.0%**		**308,853,844**

a   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
b   Variable rate security--interest rate subject to periodic change.
c   Partially held by a broker as collateral for open financial futures position.
Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS SHORT-INTERMEDIATE GOVERNMENT FUND
Statement of Futures
February 28, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 2/28/2005 ($)
Financial Futures Short				
U.S. Treasury 5 Year Notes	165	17,750,391	June 2005	**106,992**

DREYFUS SHORT-INTERMEDIATE GOVERNMENT FUND
Statement of Futures
February 28, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 2/28/2005 ($)
Financial Futures Short				
U.S. Treasury 5 Year Notes	165	17,750,391	June 2005	**106,992**